March 31, 2005

Mail Stop 04-09

Mr. Douglas G. Scrivner, General Counsel and Secretary
Accenture Ltd
Canon`s Court
22 Victoria Street
Hamilton HM 12 Bermuda

RE:	Accenture SCA
            File No.  0-49713
	Form 10-K for the year ended August 31, 2004
Form 10-Q for the quarter ended November 30, 2004

Dear Mr. Scrivner:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 9A. Controls and Procedures, page 52
1. We note your disclosures on page 26 where you indicate that the Company became aware of an incident of possible noncompliance with the Foreign Corrupt Practices Act and/or with the Company`s internal controls in connection with certain of your operations in the Middle
East. Supplementally explain how you considered these potential internal control violations when assessing the Company`s internal controls over financial reporting.



Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-11
2. We note that your accounting policy relating to revenue arrangements with multiple elements indicates that "If the amount of non-contingent revenues allocated to a delivered element is less than the costs to deliver such services, then such costs are deferred and recognized in future periods when the revenue becomes non-contingent." Explain to us the facts and circumstances, and cite the accounting literature, that you considered in this accounting policy.

Note 2 - Restructuring and Organization Costs (Benefits), page F-
19
3. We note that during fiscal 2004 and 2003, the Company recorded a net benefit of $78,365 and $19,346, respectively, primarily resulting from final determinations of certain reorganization liabilities established in connection with the Company`s transition to a corporate structure in 2001. Supplementally explain what these adjustments were for and what liabilities they related to. Also, supplementally provide a breakdown of the $454,042 liability balance at August 31, 2004, which relates to the 2001 restructuring and rebranding costs and tell us when you believe this liability will be diminished.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your letter on
EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response on EDGAR. If you have any questions, you may contact
Jorge L. Bonilla at (202) 942-1993 or me at (202) 942-2814.


Sincerely,



Kathleen A. Collins

Branch Chief
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Accenture SCA
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